Mail Stop 60-10


	September 16, 2005

Jerauld J. Cutini
Chief Executive Officer
New Athletics, Inc.
440 Kings Village Road
Scotts Valley, California 95066

Re:	New Athletics, Inc.
	Amendment No. 1 to Registration Statement on Form S-4
Filed August 26, 2005
      File No. 333-126098

Dear Mr. Cutini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary

1. We note your response to comment 11; however, it appears that some circumstances may cause the reduction to be material. For example, a reduction affecting the number of shares outstanding to the point that it affects the market liquidity for the shares. Therefore, we reissue the last sentence of the comment.

Questions and Answers About the Merger Transaction, page 1

2. We note your response to prior comment 8. Please revise your disclosure here to quantify the expected benefits.

What will Trikon and Aviza stockholders receive in the merger transaction?, page 2

3. Revise your disclosure to reflect the substance of your response to the first sentence of prior comment 12.

4. Please revise your amendment in response to comment 13 to clarify why the boards did not intend for the series B to convert into the right to receive merger consideration. It remains unclear why the board, while negotiating a merger, would also negotiate an agreement that provides affiliates preferential treatment in the merger. Also, from the disclosure on page 195, it remains unclear how the parties valued of the license that was purchased with the proceeds from the
Series B and how those payments were considered during the negotiation of the merger.

How will Trikon and Aviza warrants and stock options . . ., page 3

5. We note your response to comment 14; however, in the summary, please disclose the aggregate value to be received by each affiliate due to the accelerated options.

Under what circumstances, page 6

6. Clarify how you will know the trading price of Newco stock.

Will Trikon stockholders recognize a taxable gain or loss for U.S. federal income tax purposes . . ., page 9

7. We note your response to comment 18; however, the obligations you have undertaken voluntarily in the merger agreement are separate from your obligation to provide shareholders unequivocal disclosure of the tax consequences in your prospectus. Therefore, we reissue the comment.

Risk Factors, page 14

Newco will depend upon sole suppliers for certain key components, page 24

8. We reissue the first sentence of prior comment 19. Disclose the percentage of your revenues from the sale of products related to key components available only from single or limited sources.

Each of Trikon and Aviza, page 26

9. Please provide us a legal analysis as to whether New Athletics will be a successor issuer under Rule 12g-3. We may have further comment on your response to comment 20 at that time.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Trikon, page 32

Comparison of the Three and Six Months, page 34

10. Please discuss the reasons for the change in revenue during the periods.

11. Explain how you reduced costs as mentioned in your gross margin discussion. From your revised disclosure, investors should be able to evaluate the permanence of the reductions and the potential effects on your competitive position.

Comparison of the Years Ended December 31, 2004 and 2003, page 37

Gross Margin, page 37

12. Please refer to prior comment 21.  We note your response to our
comment and see that you deferred revenue related to retentions of $1.9 million and $5.1 million for the years ended December 31, 2004 and 2003, respectively. Please revise this section of your filing to more clearly identify the gross margin related to this retention that was recognized as revenue and its impact on your change in gross margins for 2004, 2003 and the 2005 interim period. Please also consider the need to revise any other sections of your Management`s
Discussion and Analysis which include discussion of changes in gross margin.

Legal proceedings, page 50

13. We reissue the second sentence of prior comment 25. Revise your disclosure to quantifying the relief sought in the pending litigation. If you believe that such disclosure, standing alone, may be misleading to the investing public, revise the disclosure to include facts that make the disclosure not misleading.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Aviza and Its Predecessor, page 53

14. We note your response to prior comment 27. Please file the February 2002 license agreement as an exhibit to your registration statement. We note that Aviza recognized net sales related to the license of $15.2 million for the nine-month period ended June 24, 2005. We further note the risk factor on page 18.

Liquidity, page 67

15. Please clarify the duration of the waiver and how you intend to regain compliance. File the waiver as an exhibit.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet,
page
82

16. Please refer to Prior comment 32. We note your response to our comment. However, we see that you have eliminated Aviza`s accounts payable of $2 million and Trikon`s revenue of $2 million related to the license agreement but have continued to report the license agreement as a $4 million intangible asset for New Athletic. Please tell us the accounting basis for recognizing an intangible asset created by transactions between related parties which were otherwise eliminated in the pro forma financial statements as intercompany transactions. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

Trikon Special Meeting, page 93

Proposal One - The Merger Transaction, page 97

17. We note your revised disclosure on page 99 stating that Hultquist provided Trikon`s board with a summary of "broad alternatives, including remaining a standalone company or pursuing a business combination with Aviza" (emphasis added). If alternatives other than remaining a standalone company or pursuing a business combination with Aviza were presented, disclose them. If no other alternatives were proposed, revise your disclosure to make this clear.

18. We note your response to prior comment 37. Please provide us with a detailed legal analysis of why the reports you cite are not subject to Item 4(b) of Form S-4.

Trikon`s reasons, page 107

19. Please continue your revisions in response to comment 39. For example, it remains unclear what "detailed financial analyses" the board reviewed separate from the financial advisor`s analysis mentioned in another bullet point.

Opinion of Adams Harkness, Inc., page 110

20. We note your response to prior comment 41. Please revise your disclosure on page 114 to explain how Adams Harkness determined that the range of implied values to be received for each share of Trikon common stock determined by the peer group companies` and small cap peer group companies` multiples supported the determination that the exchange ratio was fair.

21. Please clarify how the 1-for-1 assumption rather than the .333 exchange ratio affects the analyses in pages 114 and 116.



Limitations, page 116

22. Revise the first sentence to clarify whether the disclosure reflects all material analyses.

Trikon Technologies, Inc. Consolidated Financial Statements for the
Fiscal Year-Ended December 31, 2004, page F-1

Demonstration Systems, page F-8

23. Please refer to prior comment 68. Please confirm that none of the demonstration systems expected to be sold and to be classified as inventory on Newco`s pro forma balance sheet will be subject to depreciation. If not the case, tell us why that would be acceptable and compliant with generally accepted accounting principles. Also, tell us why demonstration systems classified as inventory qualify for current asset classification.

Trikon Technologies, Inc. Condensed Consolidated Financial
Statements
for the Fiscal Quarter-Ended June 30, 2005, page F-24

Condensed Consolidated Statements of Operations (Unaudited), page
F-
25

24. Please refer to prior comment 64. We see you label your Condensed Consolidated Statements of Operations and Statements of Cash Flows for the six months ended June 30, 2004 as "restated." We also see the reference to Note A at your December 31, 2004
Condensed
Consolidated Balance Sheet as well as the discussion in Note A related to the restatements. Since these restated amounts were not included in a filed amendment to your June 30, 2004 Form 10-Q, please
revise the filing to provide all the disclosures required by APB
20
for the six months ended June 30, 2004.

Consolidated Financial Statements of Aviza, page F-32

Report of Independent Registered Public Accounting Firm, page F-32

25. We note the opinion paragraph of this report indicates "In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June
24, 2005, September 24, 2004 and October 9, 2003 and the results of its operations and its cash flows for each of the three years in the period ended September 24, 2004 and the nine months ended June 24, 2005 in conformity with accounting principles generally accepted in the United States of America." It does not appear to us the reference to the three year period ended September 24, 2004 is proper. Please tell us why the reference to the three year period is proper or revise the report to opine on the actual reporting periods presented and audited. We may have further comments after reviewing your response and revisions.


2. Significant Accounting Policies, page F-37

Revenue Recognition, page F-38

26. Please refer to prior comment 75. Please tell us the balance sheet line item that includes the deferred costs referenced in your comments. Confirm you have complied with the disclosure requirements of Rule 5-02 of Regulation S-X with respect to such costs.

16. Related Party Transactions, page F-59

27. Please refer to prior comment 77. We noted your response and subsequent amendment to the filing but do not see how you have addressed our prior comment. Please revise the filing to include a management`s assertion, if true, that the cost allocation methods used were reasonable. Also, note where an interest charge on intercompany debt has not been provided, the filing should include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts often takes the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets.

Tax Consequences, page 121

28. Given your response to comment 44, it is unclear why you do not explain in the prospectus why the transaction is not taxable to option holders.

Employment and Compensation, page 124

29. We note your response to comment 45. Please tell us whether the disclosure will be provided before the registration statement is effective. If not, please disclose the material terms of the agreements as they are currently being negotiated.

Amendment and waiver, page 139

30. We note the disclosure in response to comment 47; however, it is unclear how the events in the second paragraph could not lead to a resolicitation.

Proposal Three, page 188

31. The instruction you cite in response 61 addresses whether the information about the new plan must be included in the disclosure regarding Item 201(d); it does not eliminate the need to provide the disclosure required by Item 201(d) as it applies to other plans. Therefore, we reissue the comment.

Exhibits

32. Please file complete exhibits with all attachments. For example, we note the missing exhibits mentioned in exhibit 99.8.

33. Please file an opinion regarding the tax consequences of the transaction, not the accuracy of your disclosure.

34. Please file an opinion that does not assume conclusions of law which are a necessary requirement of the example opinion. For example, we note the assumption regarding the effectiveness of the merger under state law. See also rule 436(f).

Exhibit 5.1

35. We request that Latham & Watkins LLP confirm to us in writing that it concurs with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this confirmation as correspondence via the EDGAR system.

36. Please file a final, dated and signed opinion.

37. Please file opinions which cover all securities included in the fee table, including the options.

Exhibit 99.7

38. We note your response to prior comment 85. Please revise your form of proxy so that Proposal 2 appears on the same page as Proposals 2A-2E.


*  *  *  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Kevin Kuhar at (202) 551-3662, or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,



	Russell Mancuso
      Branch Chief

cc (via fax):	Christopher L. Kaufman, Esq. - Latham & Watkins LLP
	Andrew S. Williamson, Esq. - Latham & Watkins LLP
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Jerauld J. Cutini
New Athletics, Inc.
September 16, 2005
Page 1